ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	Companhia Aberta

Itaú Unibanco concludes its transfer of clients and creates an integrated customer support network

●	Less than two years after completing its merger, the bank has finalized integration of its entire client base with the transfer of over 1,200 retail points across the country.

●	The transition was completed in six months during which approximately 500 refurbishments were undertaken each month.

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The operation required support from 650 suppliers, 65 of which provided only furnishings, and contributed directly and indirectly to job creation. 150 construction companies were involved as well as over 1.6 thousand logistics and transport professionals.

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The integration expressed in numbers: Over 420 thousand items were transported, producing a total of 1.1 million parcels delivered, 26 thousand chairs and 11.7 thousand tables, 6 thousand cashier desks, 1.6 thousand luminous signs, 8 thousand stars on store fronts, 81 thousand square meters of carpet and 97 thousand square meters of hard flooring.

●	To complete these tasks our staff spent 3 million hours developing systems. Our data processing centers were integrated and upgraded to increase their data processing capacity by 65%.

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On October 18th, 2010 the bank’s market value was estimated at R$ 193.3 billion, representing a 79% increase from December 2008, which means that Itaú Unibanco has maintained its position as the world’s 10th largest bank.

●	Our marketing campaign marks the end of the transition and allows us to thank our staff and clients.

São Paulo, October 25th 2010 – Less than two years after undertaking the biggest merger in the history of the Brazilian financial industry, Itaú Unibanco, as of October 24th 2010, concludes the integration of its entire customer service network across Brazil. In total, over 1,200 Unibanco retail points were transferred to the Itaú brand, creating a network of over five thousand branches and service centers all over the country. The transition was completed in six months at a rate of up to 500 simultaneous refurbishments per month. During this process we were engaged in intensive communication with over 5 million current account holders. Our customers received detailed information regarding their new current accounts, PIN numbers, our new products and customer service lines at least one month in advance.

“I am very proud to have completed branch integration in this space of time. This achievement is the direct result of the effort made by each of our 106 thousand employees, whose contribution made it possible for the process to be completed in record time. Our 40 million-plus customers will benefit most from this integration, gaining access to a combined network of fully interconnected departments,” states Roberto Setubal, president of Itaú Unibanco.

Beyond simply integrating our customer service network, Itaú Unibanco is dedicated to creating a new concept in customer service. In August 2009 a test run of integration was completed at four of our branches, and in December the British management consultancy Allen was employed on the project. Allen is a global market leader in its field, and specializes in branding and design.

“The company’s mission was to develop a new concept in customer service for our branches, a model that would bring together positive features from both sides, combining modernity, transparency and proximity to our customers, and at the same time always keeping the focus on customer satisfaction,” says Geraldo Carbone, vice president of Itaú Unibanco. “This new model also provided us with the opportunity to test a series of new systems of client service technology which will now be expanded to gradually take in our entire network of branches.” This new customer service concept will be implemented in our branch expansion, and also in the hundreds of branches that will be upgraded in 2011.

Two years after our merger

The scale of the merger alone already produced enormous challenges. The transaction has created a market leading organization in terms of its activities in a number of fields ranging from private banking, credit cards, investment banking to car credit. “More than simply operating under this new guise, we were committed to an integration of corporate cultures, preserving the most effective practices, motivating our workforce, and most importantly, customer service. At the same time as we designed our new structure, we strove to guarantee a consistent and secure transition, reflecting the benefits that a consolidation of this magnitude creates and will bring, “says Setubal.

The merger was announced on November 3rd 2008. In January of the following year, integration started with the bank’s ATMs which started to operate a combined system and to provide services to customers of both banks. In the following stage bank charges were unified and brought down to the lowest corresponding amount, and in March 2009 guidelines were set out for beginning implementation of integration.  From that point onwards, countless departments of the bank were brought into the process to assure that Unibanco current account holders could undertake transactions normally during the integration process. On the basis of the guidelines established, the speed of integration then increased, as branches in over 25 states and in the Federal District were transferred to the new brand and the bank’s teams worked in over 300 cities across Brazil. “As part of this operation we were supported by over 650 suppliers and we contributed to the economic development of the country by directly and indirectly promoting job creation. 150 construction companies were employed, as well as 1.6 thousand transport and logistics professionals,” comments Carbone.

Our Technology department worked with a team of six thousand people on approximately 2,500 projects, adapting infrastructure and systems. This work took over 3 million hours of work including our internal workforce and staff from our partner companies. 3,100 new communication circuits were employed to increase the capacity of our support to the integration of our branches, bank service centers, and ATMs. Our data processing centers were integrated in early 2009, and have been updated over the last two years to produce 65% more data processing capacity and 25% more server capacity compared to 2008.

Recognition is also given by the response from financial markets. In spite of our focus on integration and its consequences, the bank has maintained its position in the Dow Jones Sustainability Indices, and is the only Latin American bank to be part of all eleven indices. Another powerful indicator is the bank’s market value, which increased 79% from R$ 108 billion at the end of December 2008 to R$ 193.3 billion on October 18th 2010, which has allowed us to maintain our position as the world’s 10th largest bank. From the moment the merger was announced until this current month, Itaú’s shares (ITUB4) have increased in value by 100.9%, compared to the Bovespa stock exchange index’s growth of 89% in the same period.